

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2022

Akinobu Yorihiro
Chief Technology Officer
Sacks Parente Golf, Inc.
551 Calle San Pablo
Camarillo, CA 93012

> **Re: Sacks Parente Golf, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 5, 2022**
> **File No. 333-266610**

Dear Mr. Yorihiro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed on August 5, 2022

Prospectus Summary
Risks Associated with our Business, page 7

1.   We note that you added a statement to summary risk factors in response to comment 2, but have not added corresponding risk factor disclosure. Please revise to add a discussion in risk factors that addresses the fact that your independent auditor has expressed substantial doubt about your ability to continue as a going concern. Please ensure that all other summary risk factor disclosures have corresponding disclosures in Risk Factors.

Risk Factors
Certain of our stockholders, if they choose to act together..., page 29

2.   Please revise to disclose whether you will be a controlled company under applicable

listing standards. If so, please revise to disclose this fact on your cover page. Please identify the controlling shareholder and its ownership percentage after the offerings described in the two prospectuses.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of Supply Chain Disruption, page 35

3.   We note your revisions in response to comment 6 and reissue. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Comparison of the Three Months Ended March 31, 2022 to the Three Months Ended March 31, 2021, page 36

4.   We have read your response to prior comment 10. As previously requested, please also revise your discussion on page 38 related to cost of goods sold for the comparison of the year ended December 31, 2021 compared to the year ended December 31, 2020 to state your actual gross margin and discuss the reasons for the changes in your actual gross margin in order to not give more prominence to your discussion of gross margin excluding changes in inventory reserves.

Certain Relationships and Related Party Transactions, page 58

5.   Please revise your disclosure in this section to include the disclosure provided on page 40, rather than a cross-reference. Furthermore, Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering or tell us why this provision does not apply to any of the loans disclosed in this section.

Financial Statements
General, page F-1

6.   Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X, as applicable.

Report Of Independent Registered Public Accounting Firm, page F-2

7.   We have read your response to comment 14. We note that your auditor has provided an appropriately signed opinion. As previously requested, please also have your independent registered public accountants provide an appropriately "signed" consent in Exhibit 23.1. Please note that your current consent does not have a conforming signature of your independent registered public accountant.

Note 9 - Subsequent Events, page F-17

8. We have read your response to prior comment 15. Please provide the following:
    - We note that you have revised your disclosure to indicate that subsequent events were evaluated from April 1, 2022 through June 27, 2022. Given that the auditor's opinion is dated June 24, 2022, please revise your subsequent events footnote to reflect that management evaluated subsequent events through June 24, 2022 rather than June 27, 2022;
    - As previously requested, please also revise your disclosure to indicate whether the date through which your subsequent events were evaluated is also the date the financial statements were issued or the date the financial statements were available to be issued; and
    - We note that you disclosed under Note 8 - Stockholders' Deficit that you evaluated subsequent events through August 5, 2022. Please revise your filing to move this disclosure to Note 9 - Subsequent Events on page F-32. In addition, please also similarly revise your disclosure to state whether August 5, 2022 is the date the financial statements were issued or the date the financial statements were available to be issued, as applicable. See ASC 855-10-50-1.

Exhibit Index, page II-4

9. We note that your Certificate and Bylaws include a forum selection provision. Please revise your disclosure to clearly and prominently describe the provision, including the relevant forum for litigation and any subject matter jurisdiction carve out. Please clearly describe any risks or other impacts on investors and address any uncertainty about enforceability.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing